Exhibit 99.16

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

March 31, 2020

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Enthusiast Gaming Holdings Inc. (the Issuer) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald:
Name: Alex Macdonald
Title: Chief Financial Officer

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